UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006 METAL STORM SETS NEW SPEED RECORD FOR 40MM FIRE
Brisbane, Australia — Tuesday, 15 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited is pleased to announce that it has set a new record for the speed at which it can fire 40mm grenades. On Friday, during firing tests toward its STORM40 grenade ammunition qualification, the Company achieved burst-firing rates of over 10,000 rounds per minute (rpm) from a single barrel.
The test firings also proved that the STORM40 ammunition, which is currently being qualified for use in the Company’s suite of 40mm grenade launchers, is capable of being fired from a 6 shot weapon. Importantly for weapon accuracy, the muzzle velocity of each shot was well within required military standards.
Metal Storm CEO Dr Lee Finniear said that Metal Storm had previously fired stacks of 3 and 4 rounds of 40mm ammunition at rates of up to 1800rpm. These tests showed that 6 shots at 10,000 rpm is achievable from each barrel.
“This is a very significant outcome” said Dr Finniear, “not only does it mean we can fire 40mm grenades 500% more rapidly than previously thought, but we can also increase our total High Explosive firepower before reload by at least 50% over current Metal Storm weapon configurations”.
40mm rounds fired at over 10,000rpm
To draw a comparison, the in-service Mk19 Automatic 40mm Grenade Launcher can achieve up to 375rpm in short bursts and just 40rpm in sustained fire. Based on the latest results a 10-barrel Metal Storm system could deliver 60 grenades at a selectable fire rate of up to 100,000rpm. This rate of fire would enable the regular soldier to have a far greater controllable impact on his enemy — with his selection of 1 to 60 grenades exploding on target in as little as 0.04 seconds.
Dr Finniear noted that while the Company continues to focus on its current 3GL, MAUL™ and FireStorm™ products, it was vital that the ammunition design was able to support future weapon systems.

Metal Storm Limited
ACN 064 270 006
“Metal Storm has the ability to create weapons that are faster and lighter than any seen before. This latest test firing proves that the ammunition we are creating today will be able to meet the firepower needs of the weapon systems we will be creating tomorrow”.
Video of the test firing can be seen at the following URL:
http://www.metalstorm.com/release/40mm_Rapid_Fire 6_Shot.html
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

300Rule  2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,771 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued upon exercise of unquoted options.

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.001 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to exercise of unquoted options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 June 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,126,478,462 107,602,756 32,756,332 27,863,621	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	57,161,673	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	16 June 2010

(Company Secretary)

Print name:	PR Wetzig

== == == == ==

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 7

METAL STORM LIMITED
ABN 99 064 270 006
Unquoted Options
The outstanding balance at 16 June 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	31,840,362
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		57,161,673

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	94 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on conversion of quoted options

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to exercise of quoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 June 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,126,478,556 107,602,756 32,756,332 27,863,527	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	57,161,673	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	21 June 2010

(Company Secretary)

Print name:	PR Wetzig

=  =  =  =  =

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 18 June 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	31,840,362
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		57,161,673

METAL STORM LIMITED ACN 064 270 006

Metal Storm changes Equity Line Provider
Brisbane, Australia — Tuesday, 22 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
In December 2009 Metal Storm entered into an equity line of credit facility agreement with UK based Global Emerging Markets (“GEM”) Global Yield Fund.
Unfortunately the facility has not proven to operate as effectively as both parties intended. A variety of issues, including a condition requiring a third party share lender to enable drawdowns to be conducted, has meant that over the last 5 months the facility yielded significantly lower funding than had been anticipated.
As a result Metal Storm and GEM have agreed to terminate the facility.
After careful consideration of the options available, Metal Storm today signed an investment agreement with Dutchess Opportunity Fund II LP (“Dutchess”) for an equity line of up to $25M over 3 years.
Dutchess Capital is an investment manager that provides creative financing for companies. Founded in 2000, funds managed by Dutchess have made over $200 million in direct investments. Dutchess is also a global leader in Equity Line Facilities transacting in excess of $1.6 billion in such financings. The Equity Line is a flexible financing structure by which publicly traded companies can raise capital quickly, efficiently and with less dilution than most traditional offerings.
The Company has chosen the Dutchess facility due to its relatively low cost of operation, the level of control it provides to the Company, and its short trading cycle. Additionally, drawdowns under the Dutchess facility are not conditional on agreements with third party share lenders.
The Company continues to work aggressively towards a more significant strategic investment. However, in the short term it still needs a facility of this nature to provide working capital to operate, continue some of its product development and manage cash flow to deliver on current contracts.
Further details of the Dutchess facility are set out below.
The facility allows the Company to draw on funds over time at its discretion. The Company may initiate up to one drawdown every five trading days but is not obligated to initiate any drawdowns. Any funds received will be paid for by the issue of Metal Storm shares. Shares will be issued at a price equal to 100% of the lowest daily volume weighted average price of the Company’s shares (“VWAP”) during the 5 day period immediately following the date the Company gives a drawdown notice. A cash fee of 6% is payable to Dutchess on any funds drawn.
Each time the Company draws on funds, it is able to set a base price below which it will not sell shares to Dutchess. If during any day in the pricing period the daily VWAP is below the base price set by the Company, this VWAP will not be used in setting the issue price. Dutchess may also, at its discretion, reduce the amount of funds received under the drawdown by 20% for each day that this occurs.
The Company has agreed to pay Dutchess a total commitment fee of 1.6% of the total equity line investment in two tranches, payable in shares. Initially on facility commencement, the Company will pay the first tranche commitment fee of 0.8%.
Prior to a shareholder meeting to obtain Shareholder Approval and subject to the Company’s 15% limit under Listing Rule 7.1, the Company can then issue drawdown notices for up to $100,000.

Metal Storm Limited
ACN 064 270 006
The Company will seek shareholder approval to ratify the issue of the commitment fee shares to Dutchess and for the issue of future shares under the facility for a period of three months after the meeting (“Shareholder Approval”). A shareholder meeting to seek the Shareholder Approval will be arranged in due course.
If Shareholder Approval is obtained the balance of the commitment fee, being 0.8% of the total equity line investment, will be paid in shares to Dutchess. The Company’s limit for each drawdown will also increase to $200,000. If Shareholder Approval is not obtained, the facility will terminate and Dutchess must repay the Company 75% of the value of the commitment fee shares already issued.
If the Company makes drawdowns under the facility of $3 million or more, Dutchess has agreed to repay the value of the commitment fee shares when the facility terminates.
The Company may terminate the facility at any time, at its sole discretion and without any exit fees.
For more information, visit: dutchessopportunity.com a fund managed by dutchesscapital.com/
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006

Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Tuesday, 22 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) proposes to issue 25,510,203 fully paid ordinary shares (Shares) pursuant to subscription agreements..
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm Completes Private Placement
Brisbane, Australia — 22 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm advises that it has entered into private share placement agreements to a total of $250,000
The Company will issue 25,510,203 shares to the investors at a purchase price of 0.98 cents per share.
The Company will also issue 5,102,040 0.1c options with a term ending 24 September 2012.
The funds will be used to provide working cash flow for the US Marines Mission Payload Module — Non Lethal Weapon System Contract, the US Marines Improvised Explosive Device Training kit Contract, plus other required working capital.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
 Metal Storm Limited
ABN
 99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Ordinary shares 3. Unlisted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 125 fully paid ordinary shares 2. 15,306,122 fully paid ordinary shares 3. 3,061,224 unlisted options

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
 1. Fully paid ordinary shares issued pursuant to exercise of quoted options
 2. Fully paid ordinary shares issued pursuant to a subscription agreement
 3. Unlisted options exercisable at $0.001 each expiring on 24 September 2012 issued pursuant to a subscription agreement

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.15 per share 2. $0.0098 per share 3. Attaching unlisted options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued pursuant to exercise of quoted options 2. Issued pursuant to a subscription agreement 3. Issued pursuant to a subscription agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 21 June 2010 2. 23 June 2010 3. 23 June 2010 4. 21 June 2010 expiry of 578,750 unlisted options exercisable at $0.40 per share

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,141,784,803 107,602,756 32,756,332 27,863,402	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	59,644,147	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	24 June 2010

(Company Secretary)

Print name:	PR Wetzig

=  =  =  =  =

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 23 June 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	34,901,586
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		59,644,147

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
   99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unlisted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 10,204,081 fully paid ordinary shares 2. 2,040,816 unlisted options

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued pursuant to a subscription agreement 2. Unlisted options exercisable at $0.001 each expiring on 24 September 2012 issued pursuant to a subscription agreement

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.0098 per share 2. Attaching unlisted options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued pursuant to a subscription agreement 2. Issued pursuant to a subscription agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 23 June 2010 2. 23 June 2010 3. 24 June 2010 expiry of 1,990,000 unlisted options exercisable at $0.40 per share

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,151,988,884 107,602,756 32,756,332 27,863,402	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	59,694,963	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	25 June 2010

(Company Secretary)

Print name:	PR Wetzig

=  =  =  =  =

+ See chapter 19 for defined terms.
24/10/2005
Appendix 3B - Page 7

METAL STORM LIMITED
ABN 99 064 270 006
Unquoted Options
The outstanding balance at 24 June 2010 is represented by:

Expiry Date	Exercise Price	Number of Options
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	36,942,402
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		59,694,963

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: June 25, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary